

April 28, 2017

Via E-Mail
David S. Cole, Esq.
Holland & Knight LLP
701 Brickell Avenue
Miami, Florida 33131

>   **Re: Emergent Capital, Inc.**
>   **Schedule TO-I**
>   **Filed April 18, 2017**
>   **SEC File No. 005-86093**

Dear Mr. Cole:

We have reviewed your filing and have the following comments.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Offer to Exchange

General

1.   Please provide us with your legal analysis of the applicability of Rule 13e-3 to this transaction.

2.   We note your statement on page 10 that the Exchange Offer and Consent Solicitation will affect the trading market for the Old Notes that are not exchanged. Please provide the disclosure required by Item 2 of Schedule TO and Item 1002(c) of Regulation M-A.

3.   Please provide the information required by Item 8 of Schedule TO and Item 1008(b) of Regulation M-A.

4.   We note you have incorporated by reference the financial information required by Item 1010(a) of Regulation M-A. Please provide the pro forma information required by Item

1010(b) and the summary information required by Item 1010(c). Tell us your plans to disseminate this information.

Cover Page

5.   We note your disclosure that the New Unsecured Notes will be senior to all of your existing and future indebtedness expressly subordinated to the New Unsecured Notes. Please revise to disclose any other indebtedness that is "expressly subordinated" to the New Unsecured Notes.

Important Information about This Offering Memorandum, page 1

6.   We note your statement that "any information relating to the United States federal income tax treatment or tax structure shall remain confidential…" Please delete this language, and every other similar reference to confidentiality in the filing, as you have already publicly disclosed this information by filing the Offer to Purchase with the Commission.

Cautionary Note Regarding Forward-Looking Statements, page 3

7.   We note your reference to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Note that the safe harbor protections for forward-looking statements contained in those federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations. Please delete the reference or clarify that it is not applicable to the tender offer.

Questions and Answers about the Exchange Offer, the Consent Solicitation and the Rights Offering

Why are you making the Exchange Offer?, page 6

8.   We note the disclosure on page 7 that your subsidiary, Lamington Road, will pay a special dividend. Please revise to disclose the amount to be paid.

9.   Please clarify whether PJC holds any Old Notes.

When will I receive the consideration payable…, page 8

10.   Please revise to state the date when you expect to issue the consideration in this offer.

If I tender my Old Notes, may I withdraw my tender?, page 8

11.   Please disclose that securities not yet accepted for payment after the expiration of forty business days from the commencement of the offer may be withdrawn. Refer to Rule 13e-4(f)(2)(ii).

12.   We note the disclosure here that the offer may be extended by you "with the prior written consent of PJC." We also note your disclosure on page 11 that the prior written consent of PJC is required in order to "waive any and all of the conditions of the Exchange Offer and Consent Solicitation (other than receipt of the Requisite Consents) at or prior to the Expiration Date" and "amend the terms of the Exchange Offer and Consent Solicitation." Given PJC's significant role and its ability to control the terms of the offer, please provide an analysis as to why PJC should not be identified as a co-bidder in this tender offer. For guidance, see Rule 14d-1(g)(2), which defines the term "bidder" to include "any person who makes a tender offer or on whose behalf a tender offer is made," and Section II.D.2 of the Division of Corporation Finance's Current Issues and Rulemaking Projects Outline (November 14, 2000), available on the Commission's website at www.sec.gov.

Did any holders of Old Notes agree to participate…, page 9

13.   We note that "holders of Old Notes representing approximately 91.5% of the aggregate principal amount of outstanding Old Notes as of the date of this Offer to Exchange have agreed to participate in the Exchange Offer and the Consent Solicitation." Please tell us, with a view toward revised disclosure, the identity of the holders who made this agreement with you, when the agreement was entered into and why the entry into this agreement was not a tender offer itself.

If I want to tender my Old Notes, am I required to deliver the related Consents?, page 9

14.   We note your statement that "delivery of any consent constitutes a waiver of all prior defaults and covenant breaches under the Old Notes Indenture, if any." Please tell us how this disclosure is consistent with Section 29(a) of the Securities Exchange Act of 1934.

How will I be notified if the Exchange Offer and Consent Solicitation is extended, amended or terminated?, page 12

15.   Please revise your disclosure in this section to state that amendments will be made "promptly," not "as promptly as practicable." Refer to Rule 13e-4(c)(3) of the Securities Exchange Act of 1934.

Why are you conducting the Rights Offering?, page 14

16.   Please explain how the issuance to PJC or the Investor amounts to a change of control. We note the disclosure on page 30 of your preliminary proxy statement filed on April 18, 2017, that the issuance of shares to PJC will only amount to approximately 18% of your outstanding shares.

Risk Factors
Risks Related to the Exchange Offer
The Exchange Offer and the Consent Solicitation may be cancelled, amended or delayed, page 39

17.   We note your statement that you "have the right to terminate or withdraw at [y]our sole discretion the Exchange Offer or the Consent Solicitation at any time if any condition to the Exchange Offer or the Consent Solicitation is not satisfied or waived." Please revise to clarify that the offer may only be terminated or withdrawn upon the occurrence of stated conditions on or prior to expiration. Additionally, we note your reference at page 9 to "Conditions of the Exchange Offer and the Consent Solicitation." This does not appear to be a section in the Offer to Exchange. Please revise to include this section or advise us as to where this section can be found. Please confirm that you will disseminate a supplement containing this section.

Incorporation of Documents by Reference, page 121

18.   We note that you attempt to incorporate by reference into the offer document all filings made while your offer is pending. However, Schedule TO does not expressly authorize such "forward incorporation by reference." Rather, General Instruction F specifies how you may incorporate by reference in a Schedule TO.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to Christina Thomas at (202) 551-3577 or me at (202) 551-3619. Please send all correspondence to us at the following ZIP code: 20549-3628.

                                Sincerely,

                                /s/Daniel F. Duchovny
                                Daniel F. Duchovny
                                Special Counsel
                                Office of Mergers & Acquisitions